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FOR IMMEDIATE RELEASE
                                                                    TOM J. EKMAN
                                                                 SITRICK AND CO.
                                                                  (310) 788-2850


                        TRIMARK HOLDINGS, INC. ANNOUNCES
                 FINAL EXCHANGE RATIO IN CONNECTION WITH MERGER
                       WITH LIONS GATE ENTERTAINMENT CORP.


     Los Angeles, October 6, 2000. . . Trimark Holdings, Inc. (Nasdaq: TMRK) announced today that the final exchange ratio has been determined in accordance with the terms of the merger agreement between Trimark and Lions Gate Entertainment Corp. (TSE and AMEX: LGF). Upon completion of the merger, shareholders of Trimark common stock will be entitled to receive 2.018 shares (rather than 2 shares) of Lions Gate common stock plus U.S. $4.50 in cash for each share of Trimark common stock held by such holder. The value of the Lions Gate common stock to be received in the merger is U.S. $5.50, based on the average closing price of Lions Gate common stock on the American Stock Exchange for the 30 trading days ending October 6, 2000. The companies anticipate that the merger will be consummated on October 13, 2000, following approval by the shareholders of Trimark at its shareholder meeting scheduled for October 12, 2000. Shareholders of Lions Gate approved the merger on September 26, 2000.

     Lions Gate creates, produces and distributes a broad range of motion picture, television and other filmed entertainment content through its four operating divisions -- Motion Pictures, Television, Animation and Studio Facilities. The distinctive Lions Gate brand is recognized as a symbol of quality entertainment throughout North America and around the world.

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     Trimark Holdings, Inc. is a broad-based entertainment company which produces, acquires and distributes motion pictures both domestically and internationally under the Trimark Pictures banner; licenses to the broadcast industry under the Trimark Television.

     CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE, INCLUDING THE EXPECTED CLOSING OF THE MERGER, ARE FORWARD-LOOKING STATEMENTS, WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANIES TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. OTHER MATTERS, UNCERTAINTIES AND RISKS ARE DETAILED FROM TIME TO TIME IN BOTH COMPANIES' SEC REPORTS, INCLUDING THE PROXY STATEMENT/PROSPECTUS RELATING TO THE MERGER.

     INVESTOR NOTICE: INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE IT CONTAINS IMPORTANT INFORMATION. The proxy statement/prospectus has been filed with the Securities and Exchange Commission by Trimark and Lions Gate. Investors and security holders may obtain a free copy of such filing and other documents filed by Trimark and Lions Gate with the SEC at the SEC's website at www.sec.gov or from the companies.

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     Trimark and its officers and directors may be deemed to be participants in the solicitation of proxies from Trimark's stockholders with respect to the merger and related transactions. Certain information regarding such officers and directors is contained in the proxy statement/prospectus and is included in Trimark's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the SEC on October 21, 1999. These documents are available free of charge at the SEC's website (www.sec.gov) and may be obtained for free from Trimark by directing a request to Trimark Holdings, Inc., 4553 Glencoe Avenue, Suite 200, Marina del Rey, California 90292, Attention: Investor Relations, telephone (310) 314-2000.

                             www.trimarkpictures.com

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